Exhibit C-1


                            COMMONWEALTH OF KENTUCKY
                      BEFORE THE PUBLIC SERVICE COMMISSION

In the Matter of:
         JOINT APPLICATION OF E.ON AG,      )
         POWERGEN plc, LG&E ENERGY CORP.,   )
         LOUISVILLE GAS AND ELECTRIC        )        CASE NO. 2001-104
         COMPANY AND KENTUCKY UTILITIES     )
         COMPANY FOR APPROVAL OF AN         )
         ACQUISITION                        )


                                JOINT APPLICATION

     E.ON AG ("E.ON"), Powergen plc ("Powergen"), LG&E Energy Corp. ("LG&E Energy"), Louisville Gas and Electric Company ("LG&E"), and Kentucky Utilities Company ("KU") (collectively referred to as "Applicants"), by counsel, hereby petition the Commission for approval, pursuant to KRS 278.020(4) and (5), of the acquisition and transfer of ownership and control of LG&E and KU by E.ON AG ("E.ON") or an E.ON affiliate, all in accordance with terms of the preconditional offer announcement under which E.ON will offer to acquire all outstanding shares of Powergen stock (the "Offer Announcement"), a true copy of which is attached as Appendix A to this Application.

I.   Introduction.

     1. The Boards of Directors of E.ON and Powergen have agreed upon the terms of a recommended cash offer to be made through Goldman Sachs International on behalf of E.ON for all of the issued and to be issued share capital of Powergen. The cash offer will be made in accordance with the terms and conditions of the Offer Announcement. Under the terms of the Offer Announcement, E.ON will pay (pound)7.65 (approximately $11.00) for each outstanding Powergen share and (pound)30.60 (approximately $44.00) for each outstanding Powergen American Depository Receipt ("ADR") (representing four Powergen shares). Upon completion of the transaction set out in the Offer Announcement, Powergen will become a wholly-owned subsidiary of E.ON. Following the consummation of the proposed transaction, LG&E Energy, LG&E and KU will also survive the acquisition, and each will retain its separate existence. Immediately after the consummation of the proposed acquisition, E.ON expects to make LG&E Energy a subsidiary of E.ON or of a US intermediate holding company, 100% owned and fully controlled by E.ON. LG&E and KU will remain directly-owned first-tier subsidiaries of LG&E Energy together with LG&E Capital Corp., LG&E Energy Marketing, Inc., LG&E Energy Services, Inc. and the LG&E Energy Foundation, Inc. There will be no change in the corporate structure of LG&E Energy, or of LG&E or KU. E.ON will own Powergen as a subsidiary either directly or via wholly-owned intermediate companies. This will provide a clear corporate structure to take into account international tax requirements as well as to provide Powergen with the regulatory status of Foreign Utility Company ("FUCO") under the Public Utility Holding Company Act of 1935 ("PUHCA").

II.  Applicants.

     2. E.ON is an Aktiengesellschaft, formed under the laws of the Federal Republic of Germany. An Aktiengesellschaft under German law corresponds to a U.S. stock corporation. E.ON's shares are traded on all German stock exchanges, the Swiss Stock Exchange, and as ADRs on the New York Stock Exchange. As of year end 2000, E.ON is Germany's third largest industrial group and employs over 180,000 people. Its current market capitalization amounts to approximately
(euro)39.5 billion (approximately $35.7 billion as of April 6, 2001). E.ON was created through the merger of VEBA AG and VIAG AG in June 2000, at the time Germany's largest corporate merger. Through its wholly-owned subsidiary, E.ON Energie, E.ON supplies roughly one-third of Germany's electricity. E.ON, including its minority shareholdings, also supplies over 30% of Germany's natural gas. E.ON has stakes in energy utilities and co-operations in Sweden, Switzerland, The Netherlands, Italy, Poland, Russia, Latvia, Hungary, Austria, and the Czech Republic, and its transmission grid stretches from Scandinavia to the Alps. E.ON's total attributable generation capacity at year end 2000 is approximately 29,000 megawatts and is balanced between coal, lignite, gas, nuclear energy and CHP/renewables.

     E.ON is currently the fourth largest electricity provider in the world, ranked by electricity sales volume (pro forma 2000). Including its minority shareholdings, E.ON supplies electricity and natural gas to approximately 25 million residential and business customers.

     Charts showing E.ON's current corporate structure and E.ON's corporate structure as it would exist after the proposed acquisition and after the anticipated reorganization are attached as Appendix B to this Application.

     E.ON's mailing address is Bennigsenplatz 1, 40474 Dusseldorf, Federal Republic of Germany. E.ON's Articles of Incorporation and By-Laws are attached as Appendix C to this Application.

     3. Powergen is a public limited company formed under the laws of England and Wales. Powergen's ordinary shares are traded on the London Stock Exchange and its ADRs are listed on the New York Stock Exchange. Powergen is a holding company that was formed in 1998 following a corporate reorganization that made Powergen UK plc ("Powergen UK") a subsidiary of Powergen, the main operating subsidiary of the group. Powergen is one of the world's major independent power businesses and, through Powergen UK, has become one of the United Kingdom's leading integrated electricity and gas companies. Powergen UK was created as a result of the privatization and restructuring of the electricity industry in England and Wales in 1990. By Order dated May 15, 2000, in Case No. 2000-095, the Commission gave its approval to the acquisition of LG&E Energy by Powergen, and found that neither Powergen, LG&E Energy, nor any intermediate company between them, would be a utility as defined in KRS 278.010(3). The record in Case No. 2000-095 is on file with the Commission and is incorporated by reference in this Application. On December 11, 2000, Powergen's acquisition of LG&E Energy was consummated, and Powergen became the indirect parent of LG&E and KU. As a result of the acquisition, Powergen and all intermediate utility holding companies between Powergen and LG&E Energy were required to be registered as holding companies under PUHCA. These intermediate companies consist of Powergen US Holdings Limited and Powergen US Investments Limited, corporations organized under the laws of England and Wales, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, and Luxembourg Investments sarl, corporations organized under the laws of Luxembourg, Powergen USA Partnership, a Delaware partnership, and Powergen US Investments Corp., a Delaware corporation.

     A chart showing Powergen's current corporate structure is attached as Appendix D to this Application.

     The mailing address of Powergen is 53 New Broad Street, London EC2M 1SL England. Powergen's Articles of Association and Memorandum of Association are attached as Appendix E to this Application.

     4. LG&E Energy is a corporation organized pursuant to Kentucky law, and is a wholly-owed subsidiary of Powergen. By Order dated May 25, 1990, in Case No. 89-374, the Commission approved the reorganization of LG&E as a regulated subsidiary of LG&E Energy, and determined that LG&E Energy is not a public utility as defined by KRS 278.010(3). The record in that case is on file with the Commission and is incorporated by reference herein. In Case No. 97-300, the Commission approved the merger of KU's then-parent company with and into LG&E Energy with LG&E Energy being the surviving company. As a result of that merger, KU joined LG&E as a subsidiary of LG&E Energy. In Case No. 97-300, the Commission again determined that LG&E Energy is not a public utility as defined in KRS 278.010. The record in Case No. 97-300 is on file with the Commission and is incorporated by reference herein. As previously noted, in Case No. 2000-095, the Commission approved the merger of LG&E Energy into a subsidiary of Powergen, with LG&E Energy being the surviving company. In Case No. 2000-095, the Commission once again determined that LG&E Energy is not a public utility as defined by KRS 278.010.

     5. A chart showing LG&E Energy's corporate structure is attached as Appendix F to this Application.

     6. LG&E Energy's Post Office address is 220 West Main Street, Louisville, Kentucky 40202. LG&E Energy's Articles of Incorporation are attached as Appendix G to this Application.

     7. LG&E is a Kentucky corporation with the same post office address as LG&E Energy and is a wholly-owned subsidiary of LG&E Energy. LG&E is a utility as defined by KRS 278.010(3)(a) and (b), provides retail electric service to approximately 360,000 customers and retail gas service to approximately 290,000 customers in 17 counties in Kentucky, and is subject to this Commission's jurisdiction as to retail rates and service. LG&E's Articles of Incorporation are attached as Appendix H to this Application.

     8. KU is a corporation organized pursuant to Kentucky and Virginia law. KU is a utility as defined by KRS 278.010(3)(a) and provides retail electric service to approximately 478,000 customers in 77 counties in Kentucky and five counties in southwest Virginia, and is subject to this Commission's jurisdiction as to its retail rates and service in Kentucky. KU's post office address is One Quality Street, Lexington, Kentucky 40507. KU's Articles of Incorporation are attached as Appendix I to this Application. Attached as Appendix J to this Application are maps showing the service territories and systems of both LG&E and KU.

III. E.ON has the Financial Ability to Provide Reasonable Service Following the Acquisition.

     9. Following the acquisition, E.ON will have the financial ability to provide reasonable service. E.ON has resources and bank facilities in place to finance the acquisition of Powergen. E.ON intends to dispose of certain non-utility assets in order to meet the requirements of PUHCA, thus providing additional resources. Powergen, LG&E Energy or any LG&E Energy's subsidiaries, including LG&E and KU, will not incur any additional indebtedness or issue any securities to finance any part of the purchase price paid by E.ON for Powergen stock. Following the acquisition, LG&E and KU will continue to maintain their balanced capital structure. E.ON will have available resources of up to (euro)50 billion (approximately $45 billion as of April 6, 2001) with which to continue to pursue its strategic goals.

     LG&E and KU also will benefit from E.ON's substantial financial strength and access to financial markets. If, for any reason, neither E.ON nor Powergen is able to provide needed capital, both LG&E and KU will have the ability in the future to seek alternative funding subject to any necessary regulatory approval. No cross-guarantees of debt will be in place between LG&E or KU and any affiliate of E.ON. LG&E and KU will provide financing for E.ON's investment only through payment of dividends from shareholder-owned funds and will not guarantee the credit of any affiliates without Commission approval. Powergen, LG&E Energy, or any of LG&E's subsidiaries, including LG&E and KU, will not borrow or issue any security, incur any debt or pledge any assets to finance any part of the purchase price paid for Powergen shares. E.ON represents and agrees that the cost of the purchase of Powergen shares shall be excluded from the cost of service and rates of LG&E and KU.

IV. E.ON Has The Technical and Managerial Ability To Provide Reasonable Service Following The Acquisition.

     10. E.ON currently is the fourth largest electric utility in the world by electricity sales volume (pro forma 2000). E.ON supplies one-third of Germany's electricity requirements, has interests in energy utilities and co-operations in Sweden, Switzerland, The Netherlands, Italy, Poland, Russia, Latvia, Hungary, Austria, and the Czech Republic and its transmission grid stretches from Scandinavia to the Alps. E.ON's natural gas operation, including minority shareholdings, supplies almost one-third of the German market.

     11. Because of the range of nations and economies in which E.ON has operations, it has developed the technical and managerial expertise to deal with a wide variety of regulatory and economic environments. In Germany, E.ON operates now in a fully liberalized power market and has successfully changed its corporate structure and managerial abilities according to the needs of a competitive environment. E.ON, through its predecessor companies, VEBA and VIAG, brings over 75 years of experience in the utility business. It has developed expertise and experience in operating regulated and unregulated energy companies in competitive markets. Most recently, E.ON has been operating as an energy utility in a deregulated environment in Germany. This experience will prove valuable now, as well as, during future periods of regulatory changes.

     12. Developing innovative and environmentally friendly technologies is a top priority for E.ON. E.ON continues to update its power station technology, including improving materials, optimizing operations, and developing new methods and processes for coal-based generation such as circulating pressurized fluidized bed technology. E.ON is active in applying the latest advances in power storage and distribution technology, including high temperature superconductors, new switching components and improved batteries. E.ON is developing and using renewables such as wind, biomass and solar energy, as well as, innovations like micro-energy technology such as fuel cells.

     13. E.ON attaches great importance to the skills and experience of the existing management and employees of Powergen and its subsidiaries, including LG&E Energy, LG&E and KU. Upon completion of the acquisition, Powergen will operate as a separate subsidiary of E.ON. Powergen's management team will be responsible for the development and operation of E.ON's Anglo-American energy business under consideration of E.ON's overall group strategy. The post-acquisition management of LG&E Energy, LG&E and KU is expected to include the existing management of all three entities. Moreover, LG&E and KU will continue to operate through regional offices and existing systems with local service personnel and field crews available to respond to customers' needs.

     LG&E and KU will continue to enjoy the technical and managerial abilities that resulted from the merger of LG&E Energy with Powergen, further strengthened by the additional technical and management expertise of E.ON. Their managers and employees will continue to benefit from exposure to a worldwide utility entity with a more prominent international position. LG&E and KU will benefit from E.ON's expertise and will continue to benefit from an association with Powergen. Both companies have gained experience and expertise in their competitive marketplaces. Neither LG&E nor KU will serve as an employer of last resort for employees, assets or products associated with failed or troubled non-utility affiliate ventures of Powergen, LG&E Energy or E.ON. As a result of the acquisition, the management of LG&E and KU stand to be further strengthened and will not suffer a diversion of valuable resources.

V. The Acquisition and Transfer of Ownership and Control Will Be Made in Accordance with Law.

     14. The acquisition and transfer of ownership and control will be consummated in accordance with all applicable U.S. and foreign laws and will be implemented in accordance with the U.K. City Code on Takeovers and Mergers.

     The proposed acquisition of Powergen may be effected in one of two ways: by a takeover offer or by a court-supervised scheme of arrangement pursuant to
Section 425 of the UK Companies Act 1985. In a takeover offer, E.ON would need to obtain acceptances of at least 90% of the Powergen shares outstanding (including shares already held by Powergen) or such lesser percentage as E.ON may decide as long as it is above 50%. There is also a procedure for exercise of compulsory acquisition where a minority of shareholders have not accepted the takeover offer. This procedure becomes exercisable when E.ON has acquired at least 90% of the Powergen shares it does not hold on the date the offer is made. E.ON would serve the compulsory acquisition notices on shareholders who had not accepted the offer immediately up on reaching the 90% level and, subject to the rights of dissenting shareholders (who may seek relief from the court upon application), completion of the acquisition of those shares would take place about six weeks later. One condition of the pre-conditional offer is that E.ON receive acceptances of not less than 90% of shareholders or such lesser percentage as E.ON may decide provided that this condition will not be satisfied unless E.ON has acquired or agreed to acquire at least 50% of the voting rights then exercisable at a general meeting of Powergen.

     Powergen and E.ON have agreed that E.ON may, with the consent of Powergen, implement the acquisition by way of a court-sanctioned scheme of arrangement under Section 425 of the UK Companies Act 1985, and that Powergen will not withhold its consent to proceeding by way of scheme unless it believes that a scheme will result in material delay in the context of the transaction. In a court-supervised scheme of arrangement, Powergen would make an application to the court for the court to summon a shareholders' meeting. It is at the court's discretion to order this meeting. Assuming the court orders a shareholders' meeting, the scheme must be approved by a majority in number of those voting, and 75% in value of the members voting. Assuming this approval is attained, the scheme then requires the sanction of the court at its discretion and is effective once the court order sanctioning the scheme has been delivered to the Registrar of Companies.

     Shareholders accepting E.ON's offer to purchase Powergen's shares will have the option to receive loan notes to be issued by E.ON instead of some or all of the cash consideration to which they otherwise would receive. The loan notes will be issued in multiples of (pound)1 and fractional entitlements to loan notes will be disregarded. The loan notes will bear interest at a rate of 50 basis points per annum below the six months sterling deposits LIBOR payable six months in arrears. The loan notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange. After six months after the date of issuance, the loan notes will be redeemable, in whole or in part, on any interest payment date. Any loan note not previously repaid, redeemed or purchased will be repaid in full on the first interest payment date falling on or after the fifth anniversary of the date of issuance. This loan note alternative is within E.ON's discretion unless the aggregate shareholder elections for loan notes exceed (pound)25 million. The loan notes will not be registered under the United States Securities Act of 1933, as amended, or under any relevant securities laws of any state or district of the United States and will not be registered under any relevant securities laws of any other country. Accordingly, unless an exemption under such Act or laws is available, the loan notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

     15. Upon LG&E Energy's merger with a subsidiary of Powergen, Powergen and the intermediate companies between Powergen and LG&E Energy became registered public utility holding companies under PUHCA, and LG&E Energy, LG&E and KU became part of Powergen's registered holding company system. KU, by virtue of its ownership of an interest in Electric Energy, Inc., remained a holding company, exempt from registration under PUHCA. Following the acquisition of Powergen by E.ON, it is expected that E.ON will itself become a registered public utility holding company under PUHCA and that LG&E Energy, LG&E and KU will become part of E.ON's registered holding company system. KU, by virtue of its ownership interest in Electric Energy, Inc., is expected to remain a holding company, exempt from registration under PUHCA. After the acquisition, the Commission will have the same ratemaking and regulatory authority to regulate the rates and services of LG&E and KU as it did before the acquisition. The acquisition will have no effect on LG&E's or KU's contractual relationship with or ownership interest in the Ohio Valley Electric Corporation, and no effect on KU's contractual relationship with or ownership interest in Electric Energy, Inc. LG&E will continue in existence as a corporation organized under Kentucky law. KU will continue in existence as a corporation organized under Kentucky and Virginia law.

     16. Closing the offer is subject to a number of other conditions as well.

     It is subject to approval by the Virginia State Corporation Commission, and such regulatory approval as may be required by the Tennessee Regulatory Authority.

     Applicants must receive approval of the acquisition from the Federal Energy Regulatory Commission ("FERC"). Applicants must receive approval by the United States Securities and Exchange Commission ("SEC"), after which E.ON expects to register with the SEC as a holding company under PUHCA. As LG&E Energy, LG&E and KU are today part of Powergen's registered holding company under PUHCA they also will be a part of E.ON's registered system under PUHCA. Neither their on-going operations nor their state regulatory authority will be affected. For example, Applicants will continue to utilize a service company ("LG&E Energy Services, Inc.") to provide LG&E and KU with administrative, management and support services pursuant to the Service Agreement. However, as a result of becoming a registered holding company under PUHCA, it is anticipated that E.ON will be required to divest itself of certain non-utility operations, including specialty chemicals and real estate subsidiaries.

     A filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be made, but Applicants do not believe the acquisition implicates any provision of the federal antitrust laws.

     A filing under the Exon-Florio provision of the Defense Production Act of 1950 will be made, although Applicants do not believe that the acquisition will affect national security interests or that any action will be taken under that statute.

     Copies of the filings noted herein will be filed with this Commission when or shortly after they are filed with the other commissions or agencies.

     In addition, the acquisition requires clearance by the European Commission under the EC Merger Regulations and confirmation from the Office of Gas and Electricity Markets in the United Kingdom.

     Because the Applicants will undergo the aforementioned approvals, the acquisition will be in accordance with the law.

VI.  The Proposed Acquisition is for a Proper Purpose.

     17. As a result of the previous merger between Powergen and LG&E Energy, LG&E Energy, LG&E and KU became part of a much larger enterprise well-positioned to both serve LG&E's and KU's customers in an ever-changing energy environment while maintaining the historic connections between both LG&E and KU and the communities they serve. As a result of the previous merger, LG&E and KU have been able to continue to meet their commitments to their customers, the community and to the Commonwealth as a whole. However, as a result of the expense of both the LG&E merger and Powergen's earlier acquisitions within the United Kingdom, Powergen has found it difficult to expand its U.S. presence as quickly as it wishes.

     18. Following the acquisition of Powergen, E.ON will be the largest investor-owned utility in the world. E.ON will have available resources of up to
(euro)50 billion (approximately $45 billion as of April 6, 2001) with which to continue to pursue its overall strategic goals. E.ON, as does Powergen, sees its greatest potential for growth in the Midwestern United States, an area with greater energy demand than Germany and France combined. With its available resources, E.ON intends to pursue additional utility acquisitions in Europe and the United States, particularly in the Midwest. Louisville will continue to be the center of the U.S. energy operations of the combined group. Louisville will provide a platform on which to build profitable future growth in the attractive U.S. utility markets. As a result of E.ON's acquisition of Powergen, Louisville will more rapidly become an integral part of a larger and stronger U.S. energy presence than would be the case if Powergen were to pursue its intended acquisitions only with Powergen's available resources. Pursuit of these strategic goals will enhance economic development in Kentucky.

     19. E.ON, as is Powergen, is firmly committed to maintaining and supporting the relationships between LG&E, KU and the communities they serve. Following the acquisition, KU will continue to maintain its presence in Lexington, Kentucky, and LG&E and LG&E Energy will continue to maintain their headquarters in Louisville, Kentucky. E.ON fully accepts and agrees to Powergen's commitments ordered by the Commission in Case No. 2000-095, including Powergen's obligation to maintain these headquarters in the Commonwealth for ten years. As part of the larger entity with the financial resources to pursue growth opportunities, Louisville, Kentucky will be an integral part of an even larger U.S. energy presence.

     20. The acquisition will ensure that LG&E and KU remain part of a merged entity with the size and resources to continue to grow, and the experience and expertise to succeed in the rapidly evolving energy industry. LG&E and KU will continue to be regulated utilities subject to this Commission's jurisdiction, with continuing emphasis on serving their customers. Furthermore, as E.ON acquires additional utilities in the Midwest there will be opportunities for the same sort of savings and synergies that resulted from KU's then holding company's merger into LG&E Energy. Additionally, there is a reasonable possibility of customer benefits through such shared savings. These statements are being made with the understanding that E.ON adopts Powergen's position to discuss with the Commission the issues of whether there would be any synergies resulting from that merger that could be appropriately shared with Kentucky ratepayers. The acquisition will thus serve the interest of LG&E's and KU's customers, their communities and the Commonwealth as a whole and is, therefore, for a proper purpose.

VII. Corporate Structure and Regulation Following the Acquisition.

     21. After receipt of all necessary regulatory approvals and satisfaction or waiver of other conditions to the completion of the proposed acquisition, Powergen will be acquired by E.ON and will become a wholly-owned subsidiary of E.ON. Following the completion of the proposed transaction, LG&E Energy, LG&E and KU will survive the acquisition and each will retain its separate existence. Upon completion of the proposed acquisition, LG&E Energy, either directly or through various intermediate companies, will become a fully owned and controlled subsidiary of E.ON, and LG&E and KU will remain directly owned first-tier subsidiaries of LG&E Energy together with LG&E Capital Corp., LG&E Energy Marketing, Inc., LG&E Energy Services, Inc. and the LG&E Energy Foundation, Inc. There will be no change in the corporate structure of LG&E Energy, or of LG&E or KU. E.ON will own Powergen as a subsidiary either directly or via wholly-owned intermediate companies. Holders of Powergen's ordinary shares will not become holders of E.ON shares, but each ordinary share of Powergen will be converted into the right to receive (pound)7.65 each or approximately $11.00 or equivalent loan notes. The preferred stock and debt obligations of LG&E and KU will not be changed, converted or otherwise exchanged in the acquisition and will continue to be the respective obligations of LG&E and KU following the acquisition.

     22. E.ON attaches great importance to the skills and experience of Powergen's, LG&E Energy's, LG&E's and KU's existing managers and employees. Upon completion of the proposed acquisition, Powergen will operate as a separate subsidiary of E.ON. Powergen's management team will be responsible for the development and operation of E.ON's Anglo-American energy business under consideration of E.ON's overall group strategy. The Board of Directors of each subsidiary and their corporate officers will continue in office unless and until the respective Board determines otherwise. Victor A. Staffieri, President and Chief Executive Officer of LG&E Energy, will serve as an executive director on Powergen's Board. LG&E Energy will continue as a separate Kentucky corporation with two direct operating utility subsidiaries: LG&E and KU. LG&E will continue its separate corporate existence, operating under the name "Louisville Gas and Electric Company." KU will continue its separate corporate existence, operating under the name "Kentucky Utilities Company."

     23. LG&E and KU will continue to function as public utilities subject to the regulatory jurisdiction of this Commission and, as to KU, the Virginia State Corporation Commission, and, to the extent required by applicable law, the Tennessee Regulatory Authority. The FERC will continue to regulate LG&E's and KU's transmission services and wholesale rates as before the acquisition. LG&E Energy will continue to own and operate its non-jurisdictional subsidiaries consistent with this Commission's approvals in Case No. 89-374, including those subsidiaries engaged in leasing and operating Big Rivers Electric Corporation's facility as approved by this Commission in Case Nos. 97-204 and 97-267.

                    Holding Company Registration Under PUHCA

     24. As stated earlier, subject to SEC approval of the acquisition, E.ON is expected to register as a holding company under PUHCA. As a registered holding company, it will be subject to various statutory and administrative requirements under PUHCA, including the possibility that divestment of non-utility assets may be required. As is the case with the current Powergen holding company, the SEC will have jurisdiction over the registered holding company and will, among other things, place certain restrictions on affiliate transactions, including the holding companies' ability to provide services to the utility operating subsidiaries, and the allocation of costs to and from utility operating companies within the holding company structure. However, since LG&E Energy, LG&E and KU today operate as part of Powergen's registered holding company, they will after consummation be a part of E.ON's registered holding company under PUHCA. There will be little if any change in Applicants' operations, or the manner and exercise of the Commission's jurisdiction over LG&E and KU. Furthermore, the Applicants will agree to the commitments and conditions set forth in Appendices A and B to the Commission's Order of May 15, 2000 in Case No. 2000-095.

     25. The previous registration of Powergen and its subsidiary companies under PUHCA has imposed a number of restrictions on their operations. Registration of E.ON will impose similar restrictions on E.ON. These restrictions will include a requirement that the SEC approves in advance certain securities issuances, sales and acquisition of utility assets in the U.S. and acquisitions of other businesses. In addition, PUHCA limits the ability of registered holding companies and their subsidiaries to engage in various businesses. Generally stated, PUHCA limits a holding companies' activities to utilities operations, activities needed to support utility operations, energy-related businesses, exempt wholesale generators, foreign utility companies and telecommunications. As a result of registration, E.ON anticipates that it will be required to divest various non-utility operations. However, Applicants do not expect that any additional restrictions will be placed on the activities of Powergen, LG&E Energy, LG&E or KU.

VIII. Following the Acquisition, LG&E and KU Will Have the Abilities to Provide Reasonable Service.

     26. Following the acquisition, the customers of LG&E and KU will continue to receive the same high quality energy services and to do business with their respective utilities as before the proposed acquisition. E.ON has the same level of commitment to high quality services that Powergen and LG&E Energy have and will fully support the LG&E and KU track record for service. As a result, LG&E and KU will continue to be highly responsive to customer needs. LG&E will remain in Louisville, Kentucky and will maintain a substantial presence in Louisville and throughout LG&E's service territories. KU will maintain a presence in Lexington, Kentucky and KU will maintain substantial presence throughout its service territory in order to conduct its statewide operations. LG&E and KU will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs.

     27. LG&E and KU will continue as direct subsidiaries of LG&E Energy and will continue to have the financial, technical and managerial abilities required to provide high quality, reliable service consistent with their statutory obligations to provide reasonable service.

     28. Following consummation of the acquisition, the Board of Powergen will be chaired by Ulrich Hartmann, the current Chairman and CEO of E.ON, with Nick Baldwin of Powergen as Chief Executive. E.A. Wallis will be Deputy Chairman of the Powergen Board. There will be three Executive Directors: Peter Hickson, Victor A. Staffieri (President and CEO of LG&E Energy), as well as a representative of Powergen's United Kingdom business. There will be three additional members from E.ON and two independent directors based in the United Kingdom. It is not anticipated that there will be any changes in the management or Boards of Directors of LG&E Energy, LG&E or KU unless and until their respective Boards determine otherwise. Additionally, E.A. Wallis will join the Supervisory Board of E.ON Energie AG and Nick Baldwin will join the Management Board of E.ON Energie AG.

     29. E.ON recognizes that it is vital to preserve the heritage of the relationship that LG&E, KU and the Commonwealth have built, and continue the charitable/civic/educational process that is of critical importance to the Commonwealth. E.ON agrees to continue the agreement that Powergen has made - namely, to make, or cause LG&E and KU to continue to make, annual charitable and community contributions to the communities they serve and otherwise maintain a substantial level of involvement in community activities in the Commonwealth comparable to prior annual levels of charitable contributions, community development and related activities carried on by LG&E and KU prior to the merger of Powergen and LG&E Energy. E.ON acknowledges that the primary purpose of the LG&E Energy Foundation is to support charitable causes in LG&E's and KU's service territories, and E.ON will ensure that, following the acquisition, it continues to support charitable causes in such service territories. The Foundation will remain under the control of the Board of Directors of LG&E Energy, and the Foundation's Board of Directors will consist, in majority, of employees knowledgeable of community interest within the service territories of LG&E and KU.

     30. LG&E and KU will continue to support economic development within the communities they serve and throughout the Commonwealth. Each currently works closely with state and local economic development agencies to attract and retain businesses and jobs in the Commonwealth. E.ON recognizes and agrees that it is important that these activities continue.

                   Utility Accounts and Affiliate Transactions

     31. Following the acquisition, LG&E and KU will continue to operate as public utilities, will keep their respective books and records and will make accounting entries according to the Uniform System of Accounts. LG&E Energy Services' costs will comply with the SEC's essentially identical system and will render appropriate reports in the same manner as they do now. Payment for the Powergen shares will not be recorded in the books of Powergen, LG&E Energy or its subsidiaries, none of which will incur debt or issue equity to fund the purchase. After the acquisition, Powergen, LG&E Energy, LG&E and KU will continue to adhere to the applicable conditions described in the Commission's Orders in Case Nos. 89-374, 10296, 97-300 and 2000-095, including but not limited to reporting requirements and access to the books and records of other affiliates and subsidiaries engaged in transactions with LG&E and KU.

IX.  The Acquisition is Consistent with the Public Interest.

     32. In the previous merger between LG&E Energy and Powergen, the Applicants in Case No. 2000-095 stated that as part of a larger, stronger entity with an international presence, LG&E and KU would be better able to withstand the impact of increased competition and industry change and better able to ensure that their customers received the benefits from their combined operations. Kentucky ratepayers may also be able to benefit from possible future savings obtained by E.ON which result from the acquisitions of additional contiguous utilities. This statement is being made with the understanding that E.ON adopts Powergen's position to discuss with the Commission the issues of whether there would be any synergies resulting from the merger that could be appropriately shared with Kentucky ratepayers. Like Powergen, E.ON is committed to ensuring that LG&E and KU continue to have the resources and abilities not only to provide high quality utility services to their customers, but to continue to contribute to their communities and to the Commonwealth as a whole. Moreover, E.ON's vast financial resources will ensure that LG&E and KU remain low cost and reliable service providers, and that Kentucky and Louisville remain the center for an expanding U.S. energy presence. For these reasons, and the reasons discussed in the testimony of Dr. Gaul, member of the Board of Management of E.ON, Dr. Kenneth Gordon, Special Consultant of National Economic Research Associates, Inc. and Dr. Paul Coomes, Professor of Economics at the University of Louisville, the acquisition is consistent with the public interest.

X.   Testimony Exhibits.

     The Application is supported by testimony attached in the following Appendices to this Application. Dr. Hans Michael Gaul, member of the Board of Management of E.ON, has filed testimony regarding the purpose of the acquisition and a number of other issues. Testimony of Dr. Rolf Pohlig, Executive Vice President, Head of Mergers and Acquisitions of E.ON, describes E.ON's financial ability to consummate the transaction and the financial strength of the merged company after the transaction. Testimony by Dr. Johannes Teyssen, member of the Management Board of E.ON Energie AG, addresses E.ON's technical abilities with generation, transmission and distribution of electric power systems and operation and maintenance of natural gas systems, as well as E.ON's experience with retail customers and operating policies towards customers. Testimony by E.A. Wallis, Chairman of Powergen, describes the transaction and the purpose of the transaction. Testimony by Victor A. Staffieri, President and CEO of LG&E Energy, addresses whether the proposed acquisition is in accordance with the U.S. law, as well as, describes operations following the transaction. Testimony by S. Bradford Rives, Senior Vice President of Finance and Controller of LG&E and KU, addresses affiliate transactions and the accounting issues raised by the proposed acquisition, as well as, the Commission's authority following the proposed acquisition. Testimony by Dr. Kenneth Gordon, Special Consultant of National Economic Research Associates, Inc., addresses criteria concerning whether the proposed acquisition is in the public interest and applies those criteria to the acquisition of Powergen by E.ON. Testimony by Dr. Paul Coomes, Professor of Economics at the University of Louisville, addresses whether the acquisition is in the interest of the Commonwealth and its citizens and discusses the benefits of the acquisition. Testimony by Michael S. Beer, Vice President of Rates and Regulatory Affairs, addresses regulatory issues of LG&E and KU following the acquisition. The verified testimonies of the above-mentioned witnesses are attached as Appendix K to this Application.

     WHEREFORE, Applicants request that the Commission, after hearing, enter a final order as follows:

     1. Finding that, after the acquisition of ownership and control of Powergen by E.ON, LG&E and KU will continue to have the financial, technical and managerial abilities necessary to provide reasonable service to their respective customers, and that the transfer of ownership and the acquisition of the control of LG&E and KU is in accordance with law, for a proper purpose and consistent with the public interest pursuant to KRS 278.020;

     2. Approving the transfer of the ownership of LG&E and KU through the acquisition of ownership and control of Powergen by E.ON pursuant to KRS 278.020(4) and (5);

     3. Determining that E.ON, Powergen, LG&E Energy or any intermediate company between LG&E Energy and E.ON will not, by reason of direct or indirect ownership of stock of LG&E and KU, be a utility in Kentucky as defined in KRS 278.010(3) as they will not own, operate or manage any facilities used in connection with the generation, production, transmission and distribution of electricity to or for the public for compensation or own, operate or manage any facility used in connection with the production, manufacture, storage, distribution, sale or furnishing of natural or manufactured gas to or for the public for compensation for light, heat, power or other uses;

     4. Finding that it is in the public interest for LG&E to remain a combination gas and electric utility following the consummation of the acquisition; and

     5. Applicants further request that the Commission certify to the SEC under
Section 33(a)(2) of PUHCA that this Commission has the authority and resources to protect the ratepayers of LG&E and KU subject to its jurisdiction and it intends to exercise its authority.

     6. Approving the corporate reorganization following the consummation of the proposed acquisition of Powergen by E.ON, which reorganization will cause LG&E Energy to remain a subsidiary of E.ON but no longer be a subsidiary of Powergen, with LG&E and KU remaining first-tier subsidiaries of LG&E Energy.

Dated:   May 14, 2001                       Respectfully submitted,

Ulrich Huppe
Executive Vice President and
  General Counsel                           ____________________________________
E.ON AG                                     Kendrick R. Riggs
- and -                                     Lisa Ann Vogt
Guntram Wuerzberg                           Joseph A. Kirwan
Vice President - General Legal Affairs      Maureen M. Carr
E.ON AG                                     Ogden Newell & Welch PLLC
Bennigsenplatz 1                            1700 PNC Plaza
D - 40474  Dusseldorf                       500 West Jefferson Street
                                            Louisville, Kentucky 40202
David Jackson                               Telephone: (502) 582-1601
General Counsel
- and -                                     - and -
Sara Vaughan
Head of Corporate Regulation                John R. McCall
Powergen plc                                Executive Vice President, General
53 New Broad Street                           Counsel and Corporate Secretary
London EC2M 1SL                             Louisville Gas and Electric Company
                                            220 West Main Street
                                            Louisville, Kentucky 40202